Credit Suisse - Global Small Cap Fund
Question 77C

On June 25, 2009 a Special Meeting of Shareholders of the Fund was held and the following matters were voted upon:


                                      For          Against       Abstain
(1) To approve an Agreement and Plan
of Reorganization                     1,452,393     98,350            129,016
(2) To approve an Investment
Sub-Advisory Agreement                1,450,380     100,847           128,533
